UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 22, 2020

(Date of Report (Date of earliest event reported))

Nico Echo Park, Benefit Corp.

(Exact name of issuer as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1370 N. St Andrews Place, Los Angeles, CA	90028
(Address of principal executive offices)	(ZIP Code)

(855) 300-6426

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8.	Certain Unregistered Sales of Equity Securities

The non-employee director compensation policy of Nico Echo Park, Benefit Corp. (the “Company”) provides that each non-employee director is entitled to elect cash or shares of common stock as compensation for services rendered to the Company. On December 22, 2020, the Company issued an equity grant of 4,000 shares of Class NL common stock to Mr. Bruce Strohm, one of our three non-employee directors, as compensation for services rendered to the Company. The remaining two non-employee director elected to receive cash compensation.

The restricted stock award was granted to Mr. Strohm by the Company in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and will vest upon the earlier of the (i) first anniversary of the grant date or (ii) the first annual meeting of stockholders following the grant date, so long as Mr. Strohm remains a director of the Company on such date. In the event of a Sale Event (as defined in the Company’s Offering Statement on Form 1-A, filed with the Securities and Exchange Commission on March 27, 2020), all shares of restricted stock will become fully vested.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	Nico Asset Management, LLC
Its:	Manager

By:	/s/ Max Levine
Name:	Max Levine
Title:	Chief Executive Officer

Date: December 23, 2020